Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended June 30, 2014

(U.S. Dollars)

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2014	2013	2014	2013
Revenues, Net of Royalties	(Note 3)	$1,588	$1,984	$3,480	$3,043
Expenses	(Note 3)
Production and mineral taxes		33	37	80	62
Transportation and processing		400	340	779	695
Operating		178	210	367	433
Purchased product		142	116	370	218
Depreciation, depletion and amortization		400	394	818	789
Accretion of asset retirement obligation	(Note 12)	13	14	26	28
Administrative	(Note 16)	98	83	200	178
Interest	(Note 6)	122	141	269	281
Foreign exchange (gain) loss, net	(Note 7)	(172)	166	52	268
(Gain) loss on divestitures	(Note 5)	(204)	—	(203)	(4)
Other		8	(3)	8	(3)

		1,018	1,498	2,766	2,945

Net Earnings Before Income Tax		570	486	714	98
Income tax expense (recovery)	(Note 8)	289	(244)	317	(201)

Net Earnings		281	730	397	299

Net earnings attributable to noncontrolling interest	(Note 15)	(10)	—	(10)	—

Net Earnings Attributable to Common Shareholders		$271	$730	$387	$299

Net Earnings per Common Share
Basic & Diluted	(Note 13)	$0.37	$0.99	$0.52	$0.41

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2014	2013	2014	2013
Net Earnings		$281	$730	$397	$299
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 14)	(2)	(20)	22	(39)
Pension and other post-employment benefit plans	(Notes 14, 18)	—	2	—	5

Other Comprehensive Income (Loss)		(2)	(18)	22	(34)

Comprehensive Income		279	712	419	265
Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	(10)	—	(10)	—

Comprehensive Income Attributable to Common Shareholders		$269	$712	$409	$265

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at June 30, 2014	As at December 31, 2013
Assets
Current Assets
Cash and cash equivalents		$2,658	$2,566
Accounts receivable and accrued revenues		1,202	988
Risk management	(Note 20)	5	56
Income tax receivable		530	562
Deferred income taxes		179	118

		4,574	4,290
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		46,517	51,603
Unproved properties		951	1,068
Other		2,872	3,148

Property, plant and equipment		50,340	55,819
Less: Accumulated depreciation, depletion and amortization		(39,276)	(45,784)

Property, plant and equipment, net	(Note 3)	11,064	10,035
Cash in Reserve		222	10
Other Assets		537	526
Risk Management	(Note 20)	85	204
Deferred Income Taxes		668	939
Goodwill	(Notes 3, 5)	1,572	1,644

	(Note 3)	$18,722	$17,648

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,070	$1,895
Income tax payable		20	29
Risk management	(Note 20)	131	25
Current portion of long-term debt	(Note 10)	—	1,000
Deferred income taxes		5	3

		2,226	2,952
Long-Term Debt	(Note 10)	6,121	6,124
Other Liabilities and Provisions	(Note 11)	2,484	2,520
Risk Management	(Note 20)	5	5
Asset Retirement Obligation	(Note 12)	845	900
Deferred Income Taxes		112	—

		11,793	12,501

Commitments and Contingencies	(Note 21)
Encana Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2014 issued and outstanding: 741.0 million shares (2013: 740.9 million shares)	(Note 13)	2,448	2,445
Paid in surplus	(Notes 15, 17)	1,368	15
Retained earnings		2,286	2,003
Accumulated other comprehensive income	(Note 14)	706	684

Total Encana Shareholders’ Equity		6,808	5,147
Noncontrolling Interest	(Note 15)	121	—

Total Equity		6,929	5,147

		$18,722	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Changes in Equity (unaudited)

Six Months Ended June 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Encana Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147	$—	$5,147
Share-Based Compensation	(Note 17)	—	(1)	—	—	(1)	—	(1)
Net Earnings		—	—	387	—	387	10	397
Dividends on Common Shares	(Note 13)	—	—	(104)	—	(104)	—	(104)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	3	—	—	—	3	—	3
Other Comprehensive Income	(Note 14)	—	—	—	22	22	—	22
Sale of Noncontrolling Interest	(Note 15)	—	1,354	—	—	1,354	117	1,471
Distributions to Noncontrolling Interest Owners	(Note 15)	—	—	—	—	—	(6)	(6)

Balance, June 30, 2014		$2,448	$1,368	$2,286	$706	$6,808	$121	$6,929

Six Months Ended June 30, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Encana Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295	$—	$5,295
Share-Based Compensation	(Note 17)	—	3	—	—	3	—	3
Net Earnings		—	—	299	—	299	—	299
Common Shares Cancelled	(Note 13)	(2)	2	—	—	—	—	—
Dividends on Common Shares	(Note 13)	—	—	(294)	—	(294)	—	(294)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	39	—	—	—	39	—	39
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(34)	(34)	—	(34)

Balance, June 30, 2013		$2,391	$15	$2,266	$636	$5,308	$—	$5,308

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2014	2013	2014	2013
Operating Activities
Net earnings		$281	$730	$397	$299
Depreciation, depletion and amortization		400	394	818	789
Accretion of asset retirement obligation	(Note 12)	13	14	26	28
Deferred income taxes	(Note 8)	308	(184)	320	(74)
Unrealized (gain) loss on risk management	(Note 20)	(9)	(469)	276	(84)
Unrealized foreign exchange (gain) loss	(Note 7)	(178)	186	19	300
(Gain) loss on divestitures	(Note 5)	(204)	—	(203)	(4)
Other		45	(14)	97	(22)
Net change in other assets and liabilities		(8)	(22)	(17)	(44)
Net change in non-cash working capital		119	(81)	(23)	(296)

Cash From (Used in) Operating Activities		767	554	1,710	892

Investing Activities
Capital expenditures	(Note 3)	(560)	(639)	(1,071)	(1,354)
Acquisitions	(Note 5)	(2,923)	(87)	(2,946)	(109)
Proceeds from divestitures	(Note 5)	2,271	399	2,318	507
Cash in reserve		(215)	(14)	(212)	8
Net change in investments and other		(62)	(22)	(24)	131

Cash From (Used in) Investing Activities		(1,489)	(363)	(1,935)	(817)

Financing Activities
Repayment of long-term debt	(Note 10)	(232)	—	(1,002)	—
Dividends on common shares	(Note 13)	(50)	(108)	(101)	(255)
Proceeds from sale of noncontrolling interest	(Note 15)	1,471	—	1,471	—
Capital lease payments and other financing arrangements		(18)	(1)	(42)	(3)

Cash From (Used in) Financing Activities		1,171	(109)	326	(258)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		47	(44)	(9)	(80)

Increase (Decrease) in Cash and Cash Equivalents		496	38	92	(263)
Cash and Cash Equivalents, Beginning of Period		2,162	2,878	2,566	3,179

Cash and Cash Equivalents, End of Period		$2,658	$2,916	$2,658	$2,916

Cash, End of Period		$107	$426	$107	$426
Cash Equivalents, End of Period		2,551	2,490	2,551	2,490

Cash and Cash Equivalents, End of Period		$2,658	$2,916	$2,658	$2,916

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. Noncontrolling interest represents the third party equity ownership in a consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), and is reflected as a separate component in Total Equity in the Company’s interim Condensed Consolidated Balance Sheet. See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

•	As of January 1, 2015, Encana will be required to adopt ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2016, Encana will be required to adopt ASU 2014-12, “Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The standard requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$754	$646	$638	$717	$160	$136
Expenses
Production and mineral taxes	4	1	29	36	—	—
Transportation and processing	225	169	177	179	—	—
Operating	78	93	79	97	13	12
Purchased product	—	—	—	—	142	116

	447	383	353	405	5	8
Depreciation, depletion and amortization	165	146	203	210	1	3

	$282	$237	$150	$195	$4	$5

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$36	$485	$1,588	$1,984
Expenses
Production and mineral taxes	—	—	33	37
Transportation and processing	(2)	(8)	400	340
Operating	8	8	178	210
Purchased product	—	—	142	116

	30	485	835	1,281
Depreciation, depletion and amortization	31	35	400	394

	$(1)	$450	435	887

Accretion of asset retirement obligation			13	14
Administrative			98	83
Interest			122	141
Foreign exchange (gain) loss, net			(172)	166
(Gain) loss on divestitures			(204)	—
Other			8	(3)

			(135)	401

Net Earnings Before Income Tax			570	486
Income tax expense (recovery)			289	(244)

Net Earnings			281	730
Net earnings attributable to noncontrolling interest			(10)	—

Net Earnings Attributable to Common Shareholders			$271	$730

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,781	$1,472	$(1,621)	$(1,336)	$160	$136
Expenses
Transportation and processing	123	131	(123)	(131)	—	—
Operating	19	23	(6)	(11)	13	12
Purchased product	1,633	1,293	(1,491)	(1,177)	142	116

Operating Cash Flow	$6	$25	$(1)	$(17)	$5	$8

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,947	$1,289	$1,351	$1,379	$404	$253
Expenses
Production and mineral taxes	9	3	71	59	—	—
Transportation and processing	440	341	340	363	—	—
Operating	170	196	153	209	26	13
Purchased product	—	—	—	—	370	218

	1,328	749	787	748	8	22
Depreciation, depletion and amortization	337	297	415	418	4	6

	$991	$452	$372	$330	$4	$16

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$(222)	$122	$3,480	$3,043
Expenses
Production and mineral taxes	—	—	80	62
Transportation and processing	(1)	(9)	779	695
Operating	18	15	367	433
Purchased product	—	—	370	218

	(239)	116	1,884	1,635
Depreciation, depletion and amortization	62	68	818	789

	$(301)	$48	1,066	846

Accretion of asset retirement obligation			26	28
Administrative			200	178
Interest			269	281
Foreign exchange (gain) loss, net			52	268
(Gain) loss on divestitures			(203)	(4)
Other			8	(3)

			352	748

Net Earnings Before Income Tax			714	98
Income tax expense (recovery)			317	(201)

Net Earnings			397	299
Net earnings attributable to noncontrolling interest			(10)	—

Net Earnings Attributable to Common Shareholders			$387	$299

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$4,008	$2,822	$(3,604)	$(2,569)	$404	$253
Expenses
Transportation and processing	250	258	(250)	(258)	—	—
Operating	44	35	(18)	(22)	26	13
Purchased product	3,703	2,482	(3,333)	(2,264)	370	218

Operating Cash Flow	$11	$47	$(3)	$(25)	$8	$22

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Canadian Operations	$350	$301	$631	$710
USA Operations	206	327	432	610
Market Optimization	1	2	2	2
Corporate & Other	3	9	6	32

	$560	$639	$1,071	$1,354

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013	2014	2013
Canadian Operations	$1,167	$1,171	$2,893	$2,728	$4,714	$4,452
USA Operations	405	473	6,129	5,127	7,304	6,350
Market Optimization	—	—	—	91	145	161
Corporate & Other	—	—	2,042	2,089	6,559	6,685

	$1,572	$1,644	$11,064	$10,035	$18,722	$17,648

4. Business Combination

On June 20, 2014, Encana completed the acquisition of approximately 45,500 net acres located in the Eagle Ford shale formation from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $8 million are included in Other expenses.

The transaction was accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocation has been prepared on a preliminary basis and is subject to material change up to 120 days after closing. The preliminary allocation of the acquisition, representing consideration paid and the fair value of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below. Based on the allocation of the consideration paid, no goodwill was recognized.

Assets Acquired:
Proved property	$2,873
Unproved property	78
Inventory	4
Liabilities Assumed:
Asset retirement obligation	(32)

Total Purchase Price	$2,923

The fair value of the assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves and estimates to abandon and reclaim producing wells. The Company used the income approach valuation technique. The fair value of the assets acquired and liabilities assumed are categorized within Level 3 of the fair value hierarchy.

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combination (continued)

The following unaudited pro forma financial information has been prepared assuming the acquisition occurred on January 1, 2013. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combination and acquisition had been completed at the dates indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period.

	Six Months Ended June 30,
(millions, except per share amounts)	2014	2013
Revenues, Net of Royalties	$4,221	$3,680
Net Earnings Attributable to Common Shareholders	$650	$468
Net Earnings per Common Share:
Basic & Diluted	$0.88	$0.64

5. Acquisitions and Divestitures

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Acquisitions
Canadian Operations	$—	$—	$2	$16
USA Operations	2,923	87	2,944	93

Total Acquisitions	2,923	87	2,946	109

Divestitures
Canadian Operations	(89)	(397)	(121)	(495)
USA Operations	(2,156)	—	(2,170)	(10)
Corporate & Other	(26)	(2)	(27)	(2)

Total Divestitures	(2,271)	(399)	(2,318)	(507)

Net Acquisitions & (Divestitures)	$652	$(312)	$628	$(398)

Acquisitions

For the three and six months ended June 30, 2014, acquisitions in the Canadian Operations totaled nil and $2 million, respectively (2013—nil and $16 million, respectively), which primarily included land and property purchases with oil and liquids rich production potential.

For the three and six months ended June 30, 2014, acquisitions in the USA Operations totaled $2,923 million and $2,944 million, respectively (2013—$87 million and $93 million, respectively), which included the acquisition of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and six months ended June 30, 2014, divestitures in the Canadian Operations were $89 million and $121 million, respectively (2013—$397 million and $495 million, respectively), which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets. During the three and six months ended June 30, 2013, divestitures included the sale of the Company’s Jean Marie natural gas assets.

For the three and six months ended June 30, 2014, divestitures in the USA Operations were $2,156 million and $2,170 million, respectively (2013—nil and $10 million, respectively). During the three and six months ended June 30, 2014, divestitures included the sale of natural gas properties in the Jonah field for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $427 million.

The proved reserves associated with the Jonah divestiture exceeded 25 percent of Encana’s proved reserves in the U.S. cost centre. The carrying amount of the assets was deducted from the full cost pool and the remainder of the proceeds was recognized as a gain on sale of approximately $212 million, before tax. For divestitures that result in a gain or loss on sale and constitute a business, goodwill is assigned to the transaction. Accordingly, goodwill of $68 million was allocated to the Jonah divestiture.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the Jonah divestiture as noted above.

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6. Interest

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Interest Expense on:
Debt	$96	$116	$208	$231
The Bow office building	19	19	38	36
Capital leases	10	1	19	2
Other	(3)	5	4	12

	$122	$141	$269	$281

Interest on The Bow office building, capital leases and other were previously reported together in other interest expense in 2013.

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(184)	$196	$20	$316
Translation of U.S. dollar risk management contracts issued from Canada	6	(10)	(1)	(16)

	(178)	186	19	300
Foreign Exchange on Intercompany Transactions	1	(2)	27	(2)
Other Monetary Revaluations and Settlements	5	(18)	6	(30)

	$(172)	$166	$52	$268

8. Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Current Tax
Canada	$(27)	$(66)	$(20)	$(139)
United States	4	—	7	—
Other countries	4	6	10	12

Total Current Tax Expense (Recovery)	(19)	(60)	(3)	(127)

Deferred Tax
Canada	224	(28)	228	56
United States	69	(106)	71	(55)
Other countries	15	(50)	21	(75)

Total Deferred Tax Expense (Recovery)	308	(184)	320	(74)

	$289	$(244)	$317	$(201)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. For the three and six months ended June 30, 2014, income tax expense was recognized on the sale of a noncontrolling interest in PrairieSky. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net

	As at June 30, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Operations
Proved properties	$25,498	$(23,280)	$2,218	$25,003	$(23,012)	$1,991
Unproved properties	559	—	559	598	—	598
Other	116	—	116	139	—	139

	26,173	(23,280)	2,893	25,740	(23,012)	2,728

USA Operations
Proved properties	20,944	(15,373)	5,571	26,529	(22,074)	4,455
Unproved properties	392	—	392	470	—	470
Other	166	—	166	202	—	202

	21,502	(15,373)	6,129	27,201	(22,074)	5,127

Market Optimization	8	(8)	—	223	(132)	91
Corporate & Other	2,657	(615)	2,042	2,655	(566)	2,089

	$50,340	$(39,276)	$11,064	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $195 million which have been capitalized during the six months ended June 30, 2014 (2013—$193 million). Included in Corporate and Other are $75 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at June 30, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $565 million ($536 million as at December 31, 2013).

As at June 30, 2014, the total carrying value of assets under capital lease was $658 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Other Arrangement

As at June 30, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,611 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Long-Term Debt

	C$ Principal Amount	As at June 30, 2014	As at December 31, 2013
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$703	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		—	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,400	6,400

Total Principal		6,103	7,105
Increase in Value of Debt Acquired		39	40
Debt Discounts		(21)	(21)
Current Portion of Long-Term Debt		—	(1,000)

		$6,121	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at June 30, 2014, total long-term debt had a carrying value of $6,121 million and a fair value of $7,316 million (as at December 31, 2013—carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Other Liabilities and Provisions

	As at June 30,	As at December 31,
	2014	2013
The Bow Office Building (See Note 9)	$1,620	$1,631
Capital Lease Obligations (See Note 9)	538	544
Unrecognized Tax Benefits	90	133
Pensions and Other Post-Employment Benefits	117	110
Long-Term Incentives	104	58
Other	15	44

	$2,484	$2,520

Long-term incentives was previously reported with other in 2013.

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$43	$87	$88	$89	$89	$1,886	$2,282

Sublease recoveries	$(21)	$(43)	$(44)	$(44)	$(44)	$(935)	$(1,131)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$50	$98	$98	$99	$99	$331	$775
Less amounts representing interest	19	34	31	27	22	40	173

Present value of expected future lease payments	$31	$64	$67	$72	$77	$291	$602

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Asset Retirement Obligation

	As at June 30, 2014	As at December 31, 2013
Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred	46	38
Liabilities Settled	(120)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	26	53
Foreign Currency Translation	(1)	(36)

Asset Retirement Obligation, End of Period	$917	$966

Current Portion	$72	$66
Long-Term Portion	845	900

	$917	$966

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at June 30, 2014		As at December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.1	3	5.4	93

Common Shares Outstanding, End of Period	741.0	$2,448	740.9	$2,445

During the six months ended June 30, 2014, Encana issued 113,775 common shares totaling $3 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended June 30, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013—$0.20 per common share totaling $147 million). During the six months ended June 30, 2014, Encana paid dividends of $0.14 per common share totaling $104 million (2013—$0.40 per common share totaling $294 million).

For the three and six months ended June 30, 2014, the dividends paid included $2 million and $3 million, respectively, in common shares which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above (for the three and six months ended June 30, 2013—$39 million).

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions, except per share amounts)	2014	2013	2014	2013
Net Earnings Attributable to Common Shareholders	$271	$730	$387	$299
Number of Common Shares:
Weighted average common shares outstanding—Basic	741.0	736.1	741.0	736.1
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding—Diluted	741.0	736.1	741.0	736.1

Net Earnings per Common Share
Basic	$0.37	$0.99	$0.52	$0.41
Diluted	$0.37	$0.99	$0.52	$0.41

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at June 30, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 19). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at June 30, 2014, there were 47,910 Encana TSARs with a weighted average exercise price of C$30.23 held by Cenovus employees, which were outstanding and exercisable.

PrairieSky Stock Option Plan

Stock options issued to PrairieSky directors and employees are exercisable for PrairieSky common shares and are included in Encana’s diluted earnings per share calculation.

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Accumulated Other Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Foreign Currency Translation Adjustment
Balance, Beginning of Period	$717	$720	$693	$739
Current Period Change in Foreign Currency Translation Adjustment	(2)	(20)	22	(39)

Balance, End of Period	$715	$700	$715	$700

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(9)	$(66)	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 18)	—	3	—	7
Income Taxes	—	(1)	—	(2)

Balance, End of Period	$(9)	$(64)	$(9)	$(64)

Total Accumulated Other Comprehensive Income	$706	$636	$706	$636

15. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 22, 2014, PrairieSky filed a final prospectus to qualify the distribution of 52.0 million common shares (the “Offering”), to be sold by Encana pursuant to the terms of an underwriting agreement dated May 22, 2014, at a price of C$28.00 per common share (the “Offering Price”).

On May 27, 2014, prior to closing the Offering, PrairieSky acquired from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana entered into: (i) a Seismic Licence Agreement whereby Encana granted a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements whereby PrairieSky issued leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky receives royalties from Encana.

On May 29, 2014, Encana completed the Offering of 52.0 million common shares of PrairieSky at the Offering Price for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the Offering of approximately C$1.67 billion ($1.54 billion). Subsequent to the Offering, Encana owns 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. Accordingly, Encana consolidates 100 percent of the financial position and results of operations of PrairieSky and recognizes a noncontrolling interest for the third party ownership.

The noncontrolling interest in the consolidated subsidiary, PrairieSky, is reflected as a separate component of Total Equity in the Condensed Consolidated Balance Sheet. Encana recorded $117 million of the proceeds from the Offering as a noncontrolling interest and the remainder of the proceeds of $1,427 million, net of transaction costs of $73 million, was recognized as paid in surplus. For the three and six months ended June 30, 2014, net earnings and comprehensive income of $10 million were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income, respectively.

On June 18, 2014, PrairieSky declared a dividend of C$0.1058 per common share payable on July 15, 2014 to PrairieSky common shareholders totaling $13 million, of which $6 million is attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Equity.

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the six months ended June 30, 2014, Encana has incurred restructuring charges totaling $22 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $110 million in restructuring charges incurred to date, $7 million remains accrued as at June 30, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are expected to be approximately $133 million before tax and are anticipated to be complete in 2015.

17. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include stock options, TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models. Stock options issued by PrairieSky are equity-settled share-based payment transactions. Compensation costs are accrued over the vesting period based on the fair value of the stock options determined at the grant date using the Black-Scholes-Merton model and other fair value models.

As at June 30, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.10%		1.10%		1.10%
Dividend Yield		1.18%		1.21%		3.08%
Expected Volatility Rate		32.09%		29.92%		25.60%
Expected Term		1.8 yrs		2.1 yrs		0.2 yr
Market Share Price	US$	23.71	C$	25.28	C$	34.59

As at June 30, 2014, the following weighted average assumptions were used to determine the fair value of the PrairieSky share units held by PrairieSky employees:

	PrairieSky C$ Share Units
Risk Free Interest Rate		1.53%
Dividend Yield		4.53%
Expected Volatility Rate		25.00%
Expected Term		5.0 yrs
Market Share Price	C$	38.80

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Compensation Costs of Transactions Classified as Cash-Settled	$57	$(10)	$129	$6
Compensation Costs of Transactions Classified as Equity-Settled (1)	1	2	(1)	3

Total Share-Based Compensation Costs	58	(8)	128	9
Less: Total Share-Based Compensation Costs Capitalized	(20)	2	(46)	(2)

Total Share-Based Compensation Expense	$38	$(6)	$82	$7

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$16	$(4)	$36	$1
Administrative expense	22	(2)	46	6

	$38	$(6)	$82	$7

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at June 30, 2014, the liability for share-based payment transactions totaled $252 million, of which $148 million is recognized in accounts payable and accrued liabilities.

	As at	As at
	June 30,	December 31,
	2014	2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$160	$121
Vested	92	48

	$252	$169

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Six Months Ended June 30, 2014 (thousands of units)
TSARs	5,016
SARs	2,668
PSUs	625
DSUs	151
RSUs	4,447

The following PrairieSky units were granted to PrairieSky directors and employees. The stock options were granted at the market price of PrairieSky’s common shares on the grant date.

Six Months Ended June 30, 2014 (thousands of units)
Stock options	482
PSUs	56
DSUs	22
RSUs	119

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the six months ended June 30 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Defined Benefit Plan Expense	$—	$8	$6	$9	$6	$17
Defined Contribution Plan Expense	17	23	—	—	17	23

Total Benefit Plans Expense	$17	$31	$6	$9	$23	$40

Of the total benefit plans expense, $17 million (2013—$31 million) was included in operating expense and $6 million (2013—$9 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Current service costs	$2	$3	$4	$7	$6	$10
Interest cost	6	6	2	2	8	8
Expected return on plan assets	(8)	(8)	—	—	(8)	(8)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	—	7	—	—	—	7

Total Defined Benefit Plan Expense	$—	$8	$6	$9	$6	$17

The amounts recognized in other comprehensive income for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$—	$(7)	$—	$—	$—	$(7)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$—	$(5)	$—	$—	$—	$(5)

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 20 and 13, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at June 30, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$47	$—	$47	$(42)	$5
Long-term	—	85	—	85	—	85
Risk Management Liabilities
Current	—	172	1	173	(42)	131
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 47,910 with a weighted average exercise price of C$30.23 as at June 30, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2017. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at June 30, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements for the six months ended June 30 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2014	2013	2014	2013
Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total gains (losses)	(3)	12	3	17
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	4	1	5	5
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(6)	$1	$—	$(14)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$—	$10	$—	$21

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

			As at	As at
			June 30,	December 31,
	Valuation Technique	Unobservable Input	2014	2013
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.00 - $63.00	$49.25 - $54.47

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	25.60%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets and liabilities. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 19 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at	As at
	June 30,	December 31,
	2014	2013
Risk Management Asset
Current	$5	$56
Long-term	85	204

	90	260

Risk Management Liability
Current	131	25
Long-term	5	5

	136	30

Net Risk Management Asset (Liability)	$(46)	$230

Commodity Price Positions as at June 30, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,138 MMcf/d	2014	4.17 US$/Mcf	$(111)
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	45
Basis Contracts (1)		2014-2017		34
Other Financial Positions				(1)

Natural Gas Fair Value Position				(33)

Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	30.4 Mbbls/d	2014	97.34 US$/bbl	(32)
Basis Contracts (2)		2014-2015		25

Crude Oil Fair Value Position				(7)

Power Purchase Contracts
Fair Value Position				(6)

Total Fair Value Position				$(46)

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues, Net of Royalties	$(99)	$50	$(239)	$195
Transportation and Processing	(3)	2	(4)	—

Gain (Loss) on Risk Management	$(102)	$52	$(243)	$195

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues, Net of Royalties	$7	$461	$(277)	$75
Transportation and Processing	2	8	1	9

Gain (Loss) on Risk Management	$9	$469	$(276)	$84

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(519)	$(519)	$279
Fair Value of Contracts Realized During the Period	243	243	(195)

Fair Value of Contracts, End of Period	$(46)	$(276)	$84

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at June 30 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(300)	$300	$(486)	$485
Crude oil price	(48)	48	(34)	34
Power price	7	(7)	8	(8)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at June 30, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at June 30, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2014, approximately 89 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at June 30, 2014, Encana had three counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at June 30, 2014, these counterparties accounted for 25 percent, 13 percent and 12 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at June 30, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.3 billion which include C$3.5 billion ($3.3 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

In conjunction with the Offering as disclosed in Note 15, PrairieSky has available a $75 million revolving credit facility and a $25 million operating credit facility. As at June 30, 2014, the facilities were undrawn and remain committed through May 2017.

Encana also has unused capacity under a shelf prospectus for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $6.0 billion of debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	25	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,070	$—	$—	$—	$—	$2,070
Risk Management Liabilities	131	5	—	—	—	136
Long-Term Debt (1)	379	758	2,558	1,622	6,512	11,829

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at June 30, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.7 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at June 30, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $46 million change in foreign exchange (gain) loss as at June 30, 2014 (2013—$47 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at June 30, 2014.

As at June 30, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013—nil).

Encana Corporation	26	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at June 30, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$484	$992	$908	$895	$851	$4,462	$8,592
Drilling and Field Services	190	105	78	49	38	35	495
Operating Leases	21	42	38	30	28	38	197

Total	$695	$1,139	$1,024	$974	$917	$4,535	$9,284

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	27	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$